1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No.45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Byron Chiang, Spokesperson
www.spil.com.tw	byronc@spil.com.tw
+886-3-5795678#3671

Siliconware Precision Industries Reports a 2.9% Quarter-over-Quarter decline in Revenues Resulting in Earnings per Share of NT$ 0.83 or Earnings per ADS of US$ 0.13 for First Quarter 2015

Taichung, Taiwan, Apr 29, 2015—Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its consolidated sales revenues for the first quarter of 2015 were NT$ 20,805 million, which represented a 2.9% decline in revenues compared to the fourth quarter of 2014 and a 15.2% growth in revenues compared to the first quarter of 2014. SPIL reported a net income of NT$ 2,615 million for the first quarter of 2015, compared with a net income of NT$ 3,015 million and a net income of NT$ 2,094 million for the fourth quarter of 2014 and the first quarter of 2014, respectively.

Diluted earnings per ordinary share for this quarter was NT$ 0.83, and diluted earnings per ADS was US$ 0.13.

All figures were prepared in accordance with T-IFRS on a consolidated basis.

Operating results review:

•	For the first quarter of 2015, net revenues from IC packaging were NT$ 18,369 million and represented 88% of total net revenues. Net revenues from testing operations were NT$ 2,436 million and represented 12% of total net revenues.

•	Cost of goods sold was NT$ 15,359 million, representing a decrease of 1.9% compared to the fourth quarter of 2014 and an increase of 9.2% compared to the first quarter of 2014.

•	Raw materials costs were NT$ 6,768 million for the first quarter of 2015 and represented 32.5% of total net revenues, whereas raw materials costs were NT$ 6,953 million and represented 32.5% of total net revenues for the fourth quarter of 2014.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 185 million.

•	Gross profit was NT$ 5,446 million for the first quarter of 2015, representing a gross margin of 26.2%, which decreased from a gross margin of 26.9% for the fourth quarter of 2014 and was up from 22.1% for the first quarter of 2014.

•	Total operating expenses for the first quarter of 2015 were NT$ 1,977 million, which included selling expenses of NT$ 248 million, administrative expenses of NT$ 820 million and R&D expenses of NT$ 909 million. Total operating expenses represented 9.5% of total net revenues for the first quarter of 2015.

•	The accrued expenses of bonuses to employees, directors accounted for under operating expenses totaled NT$ 100 million.

•	Operating income was NT$ 3,469 million for the first quarter of 2015, representing an operating margin of 16.7%, which decreased from 18.0% for the fourth quarter of 2014 and increased from 13.2% for the first quarter of 2014.

•	Non-operating items:

•	Our non-operating expense was NT$ 579 million, including net losses of NT$ 315 million on fair value change of financial liabilities at fair value through profit or loss.

•	Net income before tax was NT$ 3,014 million for the first quarter of 2015, which decreased from a net income before tax of NT$ 3,684 million for the fourth quarter of 2014 and increased from a net income before tax of NT$ 2,555 million for the first quarter of 2014.

•	Income tax expense was NT$ 399 million for the first quarter of 2015, compared with income tax expense of NT$ 669 million for the fourth quarter of 2014 and income tax expense of NT$ 460 million for the first quarter of 2014.

•	Net income was NT$ 2,615 million for the first quarter of 2015, which decreased from a net income of NT$ 3,015 million for the fourth quarter of 2014 and increased from a net income of NT$ 2,094 million for the first quarter of 2014.

•	Total number of shares outstanding was 3,143 million shares as of Mar 31, 2015. Diluted earnings per ordinary share for this quarter was NT$ 0.83, or US$ 0.13 per ADS.

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 28,264 million as of Mar 31, 2015 from NT$ 30,155 million as of Dec 31, 2014, and NT$ 18,945 million as of Mar 31, 2014.

•	Capital expenditures for the first quarter of 2015 totaled NT$ 3,536 million, which included NT$ 2,202 million for packaging equipment and NT$ 1,334 million for testing equipment.

•	Total depreciation expenses for the first quarter of 2015 totaled NT$ 3,212 million, which included NT$ 2,378 million was from packaging operations and NT$ 834 million from testing operations.

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 18,369 million for the first quarter of 2015, which represented a decrease of NT$ 420 million or 2.2% compared to the fourth quarter of 2014.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & Flip Chip accounted for 26%, 19% and 43%, respectively, of total net revenues for the first quarter of 2015.

•	Capital expenditures for IC packaging operations totaled NT$ 2,202 million for the first quarter of 2015, which included NT$ 1,959 million for packaging and building construction and NT$ 243 million for wafer bumping operations.

•	As of Mar 31, 2015 we had 7,375 wirebonders installed, of which 9 were disposed in the first quarter of 2015.

IC testing service:

•	Net revenues from testing operations were NT$ 2,436 million for the first quarter of 2015, which represented a decrease of NT$ 206 million or 7.8% compared to the fourth quarter of 2014.

•	Capital expenditures for testing operations totaled NT$ 1,334 million for the first quarter of 2015.

•	As of Mar 31, 2015 we had 527 testers installed, of which 32 were added and 6 were disposed in the first quarter of 2015.

Revenue Analysis

•	Breakdown by end applications:

By application	1Q15	4Q14
Communication	66%	64%
Computing	10%	11%
Consumer	21%	21%
Memory	3%	4%

•	Breakdown by packaging type:

By packaging type	1Q15	4Q14
Bumping & Flip Chip	43%	40%
Substrate Based	26%	29%
Leadframe Based	19%	19%
Testing	12%	12%

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to TIFRS on a consolidated basis. The investment gains or losses of our company for the three months ended Mar 31, 2015 reflect our gains or losses attributable to the first quarter of 2015 unaudited financial results of several of our investees which are evaluated under the equity method. The consolidated financial data for our company for the three months ended Mar 31, 2015, is not necessarily indicative of the results that may be expected for any period thereafter.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED BALANCE SHEET

As of Mar 31, 2015 and 2014

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Mar 31, 2015			Mar 31, 2014		Sequential
ASSETS	USD	NTD	%	NTD	%	Change	%
Current Assets
Cash and cash equivalent	903,012	28,264,264	22	18,945,401	18	9,318,863	49
Accounts receivable	554,848	17,366,737	14	15,312,224	15	2,054,513	13
Inventories	144,049	4,508,733	4	4,114,854	4	393,879	10
Other current assets	64,964	2,033,378	1	1,888,402	1	144,976	8

Total current assets	1,666,873	52,173,112	41	40,260,881	38	11,912,231	30

Non-current Assets
Available-for-sale financial assets	302,599	9,471,354	7	7,240,470	7	2,230,884	31
Long-term investment under equity method	1,739	54,433	—	622,968	—	(568,535)	-91
Property, plant and equipment	2,025,320	63,392,501	50	55,414,638	53	7,977,863	14
Intangible assets	6,832	213,841	—	316,908	—	(103,067)	-33
Other assets	64,420	2,016,372	2	1,566,255	2	450,117	29

Total non-current assets	2,400,910	75,148,501	59	65,161,239	62	9,987,262	15

Total Assets	4,067,783	127,321,613	100	105,422,120	100	21,899,493	21

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Current Liabilities
Short-term loans	85,000	2,660,500	2	2,589,950	2	70,550	3
Financial liabilities at fair value through profit or loss	45,072	1,410,750	1	—	—	1,410,750	100
Accounts payable	230,764	7,222,899	6	6,889,708	7	333,191	5
Current portion of long-term debt	167,969	5,257,443	4	4,999,234	5	258,209	5
Other current liability	422,286	13,217,565	10	9,995,078	9	3,222,487	32
Non-current Liabilities
Bonds payable	377,593	11,818,664	9	—	—	11,818,664	100
Long-term loans	297,917	9,324,812	8	13,745,828	13	(4,421,016)	-32
Other liabilities	43,893	1,373,825	1	1,407,977	1	(34,152)	-2

Total Liabilities	1,670,494	52,286,458	41	39,627,775	37	12,658,683	32

Stockholders’ Equity
Capital stock	995,643	31,163,611	25	31,163,611	30	—	—
Capital reserve	503,884	15,771,577	12	15,771,441	15	136	—
Legal reserve	281,054	8,797,005	7	8,207,777	8	589,228	7
Special reserve	—	—	—	244,604	—	244,604	-100
Retained earnings	456,653	14,293,249	11	7,982,742	8	6,310,507	79
Other equity	160,055	5,009,713	4	2,424,170	2	2,585,543	107

Total Equity	2,397,289	75,035,155	59	65,794,345	63	9,240,810	14

Total Liabilities & Shareholders’ Equity	4,067,783	127,321,613	100	105,422,120	100	21,899,493	21

Forex ( NT$ per US$ )		31.30		30.47

(1)	All figures are under TIFRS.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Mar 31							Sequential Comparison
	1Q2015				1Q 2014		YOY	1Q 2015	4Q 2014		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	660,002		20,805,242	100.0		18,060,370	15.2	20,805,242		21,430,915	-2.9
Cost of Goods Sold	(487,225)		(15,358,793)	-73.8		(14,063,506)	9.2	(15,358,793)		(15,655,951)	-1.9

Gross Profit	172,777		5,446,449	26.2		3,996,864	36.3	5,446,449		5,774,964	-5.7

Operating Expenses
Selling Expenses	(7,881)		(248,448)	-1.2		(209,592)	18.5	(248,448)		(247,455)	0.4
Administrative Expenses	(26,012)		(819,976)	-3.9		(558,248)	46.9	(819,976)		(696,858)	17.7
Research and Development Expenses	(28,830)		(908,788)	-4.4		(833,703)	9.0	(908,788)		(974,769)	-6.8

	(62,723)		(1,977,212)	-9.5		(1,601,543)	23.5	(1,977,212)		(1,919,082)	3.0

Operating Income	110,054		3,469,237	16.7		2,395,321	44.8	3,469,237		3,855,882	-10.0

Non-operating Income	3,924		123,664	0.6		308,053	-59.9	123,664		391,636	-68.4
Non-operating Expenses	(18,360)		(578,749)	-2.8		(148,800)	288.9	(578,749)		(563,725)	2.7

Income from Continuing Operations before Income Tax	95,618		3,014,152	14.5		2,554,574	18.0	3,014,152		3,683,793	-18.2
Income Tax Expenses	(12,679)		(399,652)	-1.9		(460,241)	-13.2	(399,652)		(668,523)	-40.2

Net Income	82,939		2,614,500	12.6		2,094,333	24.8	2,614,500		3,015,270	-13.3

Other comprehensive income
Exchange difference on translation of foreign financial statements	(4,805)		(151,472)			125,062				441,435

Unrealized gain on available-for-sale financial assets	14,956		471,451			1,153,417				522,682

Acturial gain and loss of defined benefit plan	—		—			—				(41,749)
Tax effect of other comprehensive income items	(192)		(6,064)			(39,261)				(4,543)

Total other comprehensive income	9,959		313,915			1,239,218				917,825

Total comprehensive income	92,898		2,928,415			3,333,551				3,933,095

Earnings Per Ordinary Share- Diluted		NT$	0.83		NT$	0.67			NT$	0.97

Earnings Per ADS- Diluted		US$	0.13		US$	0.11			US$	0.16

Weighted Average Outstanding Shares - Diluted (‘k)			3,143,401			3,138,305				3,119,755

Forex ( NT$ per US$ )			31.52			30.27				30.84

(1)	All figures are under TIFRS.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For 3 Months Ended on Mar 31, 2015 and 2014

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months, 2015		3 months, 2014
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income before tax	98,750	3,014,152	2,554,574
Depreciation	105,242	3,212,303	2,816,070
Amortization	5,152	157,252	142,344
Change in working capital / others	13,428	409,856	(549,999)

Net cash flows provided from operating activities	222,572	6,793,563	4,962,989

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(115,834)	(3,535,602)	(3,010,312)
Proceeds from disposal of property, plant and equipments	3,038	92,715	165,780
Payment for deferred charges/other changes	(8,143)	(248,535)	(182,873)

Net cash used in investing activities	(120,939)	(3,691,422)	(3,027,405)

Cash Flows from Financing Activities:
Repayment of long-term loan	(161,935)	(4,942,750)	—
Other charges	(169)	(5,173)	—

Net cash used in financing activities	(162,104)	(4,947,923)	0

Foreign currency exchange effect	(1,463)	(44,667)	34,570

Net (decrease) increase in cash and cash equivalents	(61,934)	(1,890,449)	1,970,154

Cash and cash equivalents at beginning of period	987,934	30,154,713	16,975,247

Cash and cash equivalents at end of period	926,000	28,264,264	18,945,401

Forex ( NT$ per US$ )		30.52	30.47

(1)	: All figures are under T-IFRS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: April 29, 2015	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer